UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Interpace Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46062X303
(CUSIP Number)

Peter H. Kamin 2720 Donald Ross Road, #311 Palm Beach Gardens, FL 33410
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 46062X303	Page 2 of 5

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter H. Kamin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
781,956(1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
781,956(1)
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,956(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6%(2)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 234,805 shares of Common Stock held by the Peter H. Kamin Revocable Trust dated February 2003, of which Peter H. Kamin (“Kamin”) is the sole trustee, 133,186 shares of Common Stock held by the Peter H. Kamin Childrens Trust dated March 1997 of which Kamin is the trustee, 44,670 shares of Common Stock held by 3K Limited Partnership, of which Kamin is the General Partner and 99,187 shares of Common Stock held by the Peter H. Kamin Family Foundation of which Kamin is the trustee (collectively, the “Trusts’).
(2)	Calculated based on 4,195,412 shares of Common Stock issued and outstanding as of December 1, 2021.

SCHEDULE 13D/A

CUSIP NO. 46062X303	Page 3 of 5

This Amendment No. 2 (“Amendment No. 2”) is being filed by Peter H. Kamin (“Kamin” or the “Reporting Person”) with respect to the shares of the Common Stock, $0.01 par value (the “Shares”), of Interpace Biosciences, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends and supplements or restates, as applicable, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021, as amended by Amendment No. 1 filed with the SEC on December 6, 2021 (together, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

The Reporting Person beneficially owns 781,956 shares of Common Stock, which represents approximately 18.6% of the Company’s outstanding shares of Common Stock.

(a)	The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based on the 4,195,412 shares of Common Stock reported to be outstanding as of January 10, 2022 by the Issuer in its Prospectus dated January 12, 2012 filed with SEC.
(b)	Kamin has the sole voting power and sole dispositive power with respect to all of the Shares held by him and the Trusts.
(c)	Not Applicable
(d)	Not Applicable
(e)	Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 12, 2022, the Issuer commenced its previously announced rights offering (the “Rights Offering”) pursuant to which the Company distributed non-transferable subscription rights (“Subscription Rights”) to each holder of its Common Stock as well as to each holder of its outstanding warrants to purchase Common Stock, in each case held as of 5:00 p.m. Eastern Standard Time on January 10, 2022, the record date for the Rights Offering (the “Record Date”). The subscription rights may be exercised at any time during the subscription period, which commences on January 13, 2022. The rights will expire if they are not exercised by 5:00 p.m., Eastern Standard Time, on February 2, 2022, unless the Issuer extends the Rights Offering subscription period. Each subscription right will entitle the eligible holder to purchase .75 share of Common Stock at a price per whole share of common stock of $6.65 (“Subscription Price”). Holders who fully exercise their rights may subscribe for additional shares not subscribed for by other holders on a pro rata basis.

In connection with the Rights Offering, on January 12, 2022, Kamin, on behalf of himself, the Trusts and 3K Limited Partnership of which Kamin serves as general partner and managing partner (the “Standby Purchaser”, and together with Kamin and the Trusts, the “Investors”), and the Issuer entered into a standby purchase agreement (“Standby Purchase Agreement”) whereby, and subject to the terms and conditions thereof, Kamin and each Trust agreed to exercise all the Subscription Rights it receives pursuant to the Rights Offering and the Standby Purchaser agreed to purchase, in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), all shares that are not subscribed for at the expiration of the Rights Offering to the extent that other holders elect not to exercise all of their respective Subscription Rights (the “Standby Purchase Commitment”) at a price per whole share equal to the Subscription Price less $0.15, and upon the closing of the Rights Offering, the Issuer agreed to pay the Standby Purchaser $750,000 for its guarantee of the Rights Offering, as well as reimburse the Investors for their reasonable legal and professional out-of-pocket expenses in connection with the Rights Offering, whether or not the Rights Offering is consummated.

The Standby Purchase Agreement also provides that the Issuer will enter into with the Investors and as a condition to consummation of the Standby Purchase Commitment, on the closing of the Standby Purchase Agreement: (1) an investor rights agreement whereby the Issuer will grant the Standby Purchaser the right to designate a candidate for the Issuer’s board of directors and cause its board of directors to appoint such candidate, effective as of the closing of the Rights Offering, and to nominate and recommend such candidate for each subsequent election; provided that the Standby Purchaser (together with its affiliates), at the time of such appointment or nomination, then holds shares of Common Stock representing at least five percent (5.0%) of the fully-diluted shares (assuming the conversion of all outstanding convertible securities); and (2) a registration rights agreement pursuant to which the Issuer agrees to use its best efforts to register for resale all of the shares of Common Stock then held by the Investors following the closing of the Rights Offering. Consummation of the Rights Offering is subject to conditions as set forth in its Prospectus dated January 12, 2012 filed with SEC.

The foregoing description is a summary only and is qualified in its entirety by reference to the Standby Purchase Agreement, Registration Rights Agreement and Investor Rights Agreement, the forms of which are attached as exhibits hereto. The representations, warranties and covenants contained in the Standby Purchase Agreement, Registration Rights Agreement and Investor Rights Agreement, were made only for purposes of such agreement and as of specific date, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the parties, including being qualified by disclosures for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Accordingly, investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreement, which subsequent information may or may not be fully reflected in our public disclosures.

Item 7.   Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to include the following:

Exhibit 99.1	Form of Standby Purchase Agreement by and among Interpace Biosciences, Inc., 3K Limited Partnership, Peter H. Kamin, Peter H. Kamin Revocable Trust dated February 2003, Peter H. Kamin Childrens Trust dated March 1997 and Peter H. Kamin Family Foundation (Incorporated by reference to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-261504) filed with the SEC on January 3, 2022).
Exhibit 99.2

Form of Registration Rights Agreement by and between Interpace Biosciences, Inc. and 3K Limited Partnership, to be entered into at the closing of the Standby Purchase Commitment (Incorporated by reference to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-261504) filed with the SEC on January 3, 2022).

Exhibit 99.3	Form of Investor Rights Agreement by and between Interpace Biosciences, Inc. and 3K Limited Partnership, to be entered into at the closing of the Standby Purchase Commitment(Incorporated by reference to the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-261504) filed with the SEC on January 3, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2022
Dated
/s/ Peter H. Kamin
Signature
Peter H. Kamin
Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).